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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70846

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/16/2023 (MM/DD/YY) AND ENDING 03/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ALLIO MARKETS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

107 Spring Street
(No. and Street)

Seattle	WA	98104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keith George	(212) 668-8700	kgeorge@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlo Esannason _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ALLIO MARKETS, LLC _____, as of 3/31 _____, 2 024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

ELLEN FRANZESE
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION NO. 01FR6073955
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES APRIL 29, 2026

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Allio Markets, LLC

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

As of and for the Period from February 16, 2023 to March 31, 2024

With Report of Independent Registered Public Accounting Firm

Allio Markets, LLC

Contents
For the Period from February 16, 2023 to March 31, 2024

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7

Supplemental Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934	8
Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 (EXEMPTION)	9
Schedule III - Information for Possession or Control Requirements Under Rule 15c3-3 (EXEMPTION)	9
Report of Independent Registered Public Accounting Firm	10
Exemption Report	11



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Allio Markets, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allio Markets, LLC (the "Company") as of March 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the period from February 16, 2023 to March 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allio Markets, LLC as of March 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Allio Markets, LLC's auditor since 2024.

Hauppauge, New York
June 28, 2024

Nawrocki Smith LLP

Allio Markets, LLC

Statement of Financial Condition
March 31, 2024

ASSETS

Cash	$	185,111
Prepaid expenses and other assets		11,018
TOTAL ASSETS	$	196,129

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	48,160
TOTAL LIABILITIES		48,160

MEMBER'S EQUITY

TOTAL MEMBER'S EQUITY		147,969
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	196,129

See accompanying notes to financial statements

Allio Markets, LLC

Statement of Operations
For the Period from February 16, 2023 to March 31, 2024

OPERATING EXPENSES:

Compensation and benefits	$	75,000
Professional fees		153,347
Clearance fees		25,000
Regulatory fees		17,968
Occupancy		7,525
Other expenses		5,025
Total operating expenses		283,865
NET LOSS	$	(283,865)

See accompanying notes to financial statements

Allio Markets, LLC

Statement of Changes in Member's Equity
For the Period from February 16, 2023 to March 31, 2024

	Total Member's Equity
Balance, February 16, 2023	$ 350,834
Net loss	(283,865)
Contributions	81,000
Balance at March 31, 2024	$ 147,969

See accompanying notes to financial statements

4

Allio Markets, LLC

Statement of Cash Flows
For the Period from February 16, 2023 to March 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(283,865)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities:		
Increase in prepaid expenses		(5,980)
Increase in accounts payable and accrued expenses		48,160
Net cash used in operating activities		(241,685)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		81,000
Cash provided by financing activities		81,000
NET DECREASE IN CASH		(160,685)
CASH AT BEGINNING OF PERIOD		345,796
CASH AT END OF PERIOD	$	185,111

See accompanying notes to financial statements

Notes to Financial Statements
For the Period from February 16, 2023 to March 31, 2024

1. Organization and Business

Allio Markets, LLC (the "Company") is a limited liability company headquartered in Seattle, Washington and formed on November 15, 2021 under the laws of the state of Delaware. On February 16, 2023, the Company was approved as a broker-dealer and as such is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

The Company claims exemption under section (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents
Cash consists of deposits at one bank. The balance is federally insured up to $250,000 per depositor at each bank.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes.

3. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in its first year of operations). At March 31, 2024, the Company had net capital of $136,951 which exceeded the required net capital of $5,000 by $131,951. The Company's percentage of aggregate indebtedness to net capital was 35.2%.

The Company does not hold customers' cash or securities; therefore, it has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

Notes to Financial Statements
For the Period from February 16, 2023 to March 31, 2024

4. Related Party Transactions

The Company entered into an expense sharing agreement with its parent, from which it received shared personnel and office space. The parent paid certain expenses in accordance with the terms of the expense sharing agreement and was reimbursed by the Company for the allocated portion. For the period from February 16, 2023 (commencement of operations) through March 31, 2024, the parent allocated expenses of $81,000 to the Company.

5. Commitments and Contingent Liabilities

The Company might be involved in legal matters that arise periodically in the ordinary course of business. At this time, the Company is not aware of any legal matters or customer complaints that are believed to be material to the Company's results of operations or financial condition.

6. Capital and Liquidity

The Company might not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company's assessment of going concern considerations, management has determined that the Company will have access to funding from the parent company. The parent is committed to continuing to fund the ongoing operations of the Company.

7. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed in the financial statements.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of March 31, 2024

SCHEDULE I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	147,969
NON-ALLOWABLE DEDUCTIONS AND/OR CHARGES:		
Prepaid expenses		(11,018)
NET CAPITAL	$	136,951
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	131,951
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	130,951
AGGREGATE INDEBTEDNESS	$	48,160
Percentage of aggregate indebtedness to net capital		35%

There are no material differences between the preceding
computation and the Company's most recently filed
Part II of Form X-17A-5 as of March 31, 2024 as amended on June 28, 2024.

See Report of Independent Registered Public Accounting Firm

SCHEDULE II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(ii) of the Rule. The Company had no obligation under SEC Rule 15c3-3.

SCHEDULE III - Information for Possession or Control Requirements
Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(ii) of the Rule. The Company had no obligation under SEC Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm



CERTIFIED PUBLIC ACCOUNTANTS

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Member of
Allio Markets, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Allio Markets, LLC (the "Company"). identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) the Company stated that Allio Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauppauge, New York
June 28, 2024

Nawrocki Smith LLP

Allio Markets, LLC

Exemption Report

March 31, 2024

Allio Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 as promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (exemption provision pursuant to paragraph (k)(2)(ii)) (the "exemption provision").

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) for the period from February 16, 2023 through March 31, 2024, without exception.

I, Carlo Esannason, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

Carlo Y. Esannason

Print Name and Title